THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2007 and the unaudited interim consolidated financial statements for the three and six months ended June 30, 2008.

This MD&A is prepared as of August 25, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

1.2	Overview

Continental is focused on exploring and developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of the parent company of a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region, PRC. The Xietongmen property consists of two exploration licenses, totaling approximately 122 square kilometers. Exploration on the property by Continental since 2005 has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA"), for an operation based on the Xietongmen deposit. The feasibility study was completed in mid 2007. Eight reports required prior to the mining license application were also completed. The final report, on reclamation, was approved in the second quarter of 2008.

The Newtongmen deposit, located approximately three kilometers northwest of the Xietongmen deposit, was discovered in 2006. A first-phase of definition drilling was carried out in 2007, indicating strong continuity to the copper-gold mineralization. The deposit is also open to further expansion.

Project work in 2008 has been focused on the Xietongmen deposit, and includes basic engineering, finalizing the international-standard ESIA report and compiling a mining license application. The ESIA report and mining license application are expected to be completed in the third quarter of 2008.

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

In August 2008, the Company announced that it had engaged Standard Bank Plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had approximately $26.1 million cash on hand at the end of June 2008.

1.2.1	Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), the WFOE that holds the Xietongmen property, by making option payments totaling US$2 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining with the Company. The merger was completed in the fourth quarter of 2006. Consequently, Continental now holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company). Continental now holds 100% of Highland, which holds 100% of Tian Yuan, which in turn holds all the exploration licenses comprising the Xietongmen property.

1.2.2	Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of $1.80 per Unit, for gross proceeds to Continental of $18,000,000. Each Unit consisted of one common share in the capital of Continental and 0.8 common share purchase warrant. In November 2007, Jinchuan exercised these warrants in their entirety at a price of $2.25 per share for net proceeds to the Company of $18 million.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity; and providing other support to the Project, including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The parties have entered into a life-of-mine concentrate off-take arrangement in connection with the Xietongmen mine

1.2.3	Property Activities

Xietongmen Deposit

Engineering

Continental is currently in the process of identifying Chinese design institutes ("CDI") to work with international consulting firms and its in-house engineering team to complete components of the design engineering and construction work for the Project. This is similar to the approach taken for the Feasibility Study in 2007, and is required under legislation in China.

During the first six months of 2008, the Company’s engineering team assessed potential CDI's to undertake the mine design work and international engineering firms to assist in the design of the process plant and the ancillary buildings. Interviews were also initiated to identify potential Chinese contractors to construct the Project.

A contract was awarded to Wardrop Engineering to review and update capital and operating costs estimates. Engineering work was initiated in the second quarter and a cost engineer went to China to meet with potential contractors for cost data.

Additional metallurgical work has also been done, including completion of the high pressure grinding rollers ("HPGR") tests. Tradeoff studies of several mill applications are underway assessing the use of semi autogenous grinding ("SAG") mill versus HPGR and a vertical regrind ball mill versus the conventional horizontal ball mills. Review of pyrite flotation testwork has also begun.

Environmental and Socio-economic

A major activity during the first and second quarters of 2008 has been advancement of the draft ESIA report. The report incorporates extensive baseline data collection and design for mine site infrastructure and monitoring programs. It also considers community input into impact assessment and mitigation plans. The report is scheduled for completion in the fourth quarter.

Baseline environmental programs, including hydrology (flood and base flows) and air quality monitoring, are ongoing at site.

A debris flow study to measure stream bed movement and sediment loads was initiated during the 2008 rainy season to provide information for engineering water management and diversion structures. This work involved the manual installation and management of nine separate debris flow monitoring stations. Environmental support was provided to the geotechnical drilling program.

Community consultation programs continued with a focus on the debris flow, hydrology and drilling activities and construction of greenhouses for Wujian village. Community youth scholarships for post secondary education will be awarded in the third quarter.

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4	Market Trends

Overall, copper prices have been increasing since late 2003. The average price in 2007 was approximately US$3.22/lb. Prices have continued to be strong in 2008, averaging US$3.63/lb to mid-August.

Overall, gold prices have been increasing for more than three years. Although there was some volatility in 2006 and early 2007, the average price increased to US$697/oz in 2007. Prices have continued to be strong in 2008, averaging US$910/oz to mid-August.

Copper and gold prices have dropped in August, but are expected to remain strong over the next two years.

1.3	Selected Annual Information

Not required in interim MD&A.

1.4	Results of Operations

Loss for the quarter decreased to $4,701,099 from $4,967,162 in the quarter ended March 31, 2008, and increased from $4,224,547 in the same quarter ended June 30, 2007. The increase was primarily due to increased foreign exchange loss related to the future income tax liability denominated in Chinese renminbi, offset by decreased exploration activities. The total net loss was primarily comprised of exploration expenditures of $2,081,788 (2007 – $3,933,930) and administrative expenses of $2,619,311 (2007 – $290,617)

The exploration expenditures during the quarter of $2,146,982 (2007 – $3,933,930) included costs for exploration of $1,895,469 (2007 – $3,836,913) and stock-based compensation of $251,513 (2007 – $97,017). The main exploration expenditures during the period were $654,453 for engineering (2007 – $1,466,815), $145,372 for environmental (2007 – $426,354), $67,456 for geological (2007 – $212,552), $405,170), $457,527 for site activities (2007 – $464,432), $319,764 for socioeconomic (2007 – $255,247), and $94,708 for transportation (2007 – $99,196).

The main administrative costs during the quarter were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs increased to $836,677 compared to $765,361 in 2007. Trust and filing fees increased to $26,491, compared to $17,023 in 2007. Legal, accounting and audit expenses increased to $213,287 in 2008, compared to $198,226 in 2007 due to increased audit fees in 2008. Included in the total administrative costs was stock-based compensation expense of $1,063,859, compared to $939,495 in 2007. The increase in stock-based compensation expense in 2008 is primarily due to options being granted in the second quarter of 2008 versus none having been granted in the same quarter of 2007.

Interest income decreased to $119,169 in the second quarter 2008, compared to $316,958 in 2007. This was due to lower cash on hand.

The foreign exchange loss recorded in the second quarter 2008 was related to the Chinese currency denominated future income tax liabilities. The Canadian dollar has declined against the Chinese renminbi (colloquially, the "yuan") since the beginning of 2008. The exchange rate for the Canadian dollar against the Chinese yuan has decreased from 1 Canadian dollar to 7.39 Chinese yuan on December 31, 2007 to 6.73 Chinese yuan on June 30, 2008.

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation of $812,346 was charged to operations during the second quarter of 2008, compared to $842,478 in 2007.

1.5	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2008	2008	2007	2007	2007	2007	2006	2006	2006

Current assets	$26,854	$30,338	$33,920	$20,222	$26,710	$32,218	$2,830	$4,735	$1,746
Other assets	118,456	118,954	117,836	118,473	116,374	115,120	113,271	2,451	2,401
Total assets	145,310	149,292	151,756	138,695	143,084	147,338	116,101	7,186	4,147

Current liabilities	1,800	2,015	3,249	2,057	1,803	1,778	16,694	12,819	2,558
Other long-term liabilities	29,256	29,022	26,501	26,959	27,237	29,114	28,684	–	–
Shareholders' equity	114,254	118,255	122,006	109,679	114,044	116,446	70,723	(5,633)	1,589
Total shareholders' equity and
liabilities	145,310	149,292	151,756	138,695	143,084	147,338	116,101	7,186	4,147

Working capital (deficit)	25,054	28,323	30,671	18,165	24,907	30,440	(13,863)	(8,084)	(812)

Expenses:
Conference and travel	263	190	481	451	424	156	194	303	197
Exploration	1,895	1,531	5,628	4,283	3,837	2,423	4,799	6,985	5,246
Foreign exchange loss (gain)	353	2,203	(97)	(209)	(1,760)	78	286	(50)	33
Insurance	37	40	37	38	45	45	41	38	26
Interest expense	–	–	45	–	4	260	705	211	–
Interest income	(119)	(342)	(191)	(258)	(317)	(93)	(19)	(14)	(7)
Legal, accounting and audit	213	167	115	156	198	66	249	228	228
Loss on extinguishment of
promissory note	–	–	–	–	–	475	–	–	–
Office and administration	879	766	(341)	1,018	766	638	1,208	347	450
Project investigation	8	–	–	–	–	–	–	–	–
Shareholder communications	82	55	163	88	72	66	69	79	107
Stock-based compensation	1,064	327	409	710	939	483	1,064	751	534
Trust and filing	26	30	10	35	17	42	75	19	17
Loss before taxes	$4,701	$4,967	$6,259	$6,312	$4,225	$4,639	$8,671	$8,897	$6,831
Business income taxes	–	–	–	–	–	–	(500)	500	–
Loss for the period	$4,701	$4,967	$6,259	$6,312	$4,225	$4,639	$8,171	$9,397	$6,831

Basic and diluted loss per share	$(0.04)	$(0.04)	$(0.05)	$(0.05)	$(0.04)	$(0.05)	$(0.14)	$(0.18)	$(0.13)

Weighted average number of
common shares outstanding (in
thousands)	129,053	129,053	123,689	120,802	120,790	101,129	59,808	53,028	51,081

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $25.1 million as at June 30, 2008, compared to $28.3 million at March 31, 2008 and working capital of $24.9 million as at June 30, 2007. The change in working capital is due to the exploration and administrative expenditures incurred in the second quarter of 2008.

Management believes the Company has sufficient capital resources to complete its planned objectives for the current year.

1.7	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity.

The Company had no material commitments for capital expenditures as of June 30, 2008. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The Company is in the process of seeking financing to fund the mine-site construction upon obtaining the necessary permits. The Company has engaged Standard Bank Plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors.

1.8	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the audited annual financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At June 30, 2008, the conversion rate was $5.14 per Taseko Share. These arrangements are more fully described in the notes to the audited consolidated financial statements.

1.9	Transactions with Related Parties

Details of transactions with related parties during the year ended June 30, 2008, are presented in note 8 of the unaudited interim consolidated financial statements.

1.10	Fourth Quarter

Not required for this MD&A.

1.11	Proposed Transactions

There are no material transactions requiring disclosure under this section.

1.12	Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the unaudited interim consolidated financial statements.

1.14	Financial Instruments and Other Instruments

Refer to note 7 of the unaudited interim consolidated financial statements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Exploration Expenses.

(b)	expensed research and development costs;

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Not applicable.

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a)through (d);

None.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at August 25, 2008, the date of this MD&A.

	Expiry date	Exercise	Number	Number
		price
Common shares				129,053,041

Share purchase options	December 15, 2008	$2.10	40,000
	December 21, 2008	$1.21	136,607
	February 27, 2009	$1.61	50,000
	April 30, 2009	$2.01	1,242,500
	November 30, 2009	$1.61	250,000
	September 30, 2010	$1.68	138,000
	February 28, 2011	$1.61	2,900,000
	February 28, 2011	$1.68	350,000
	February 28, 2012	$2.01	1,333,333
	May 2, 2011	$1.32	4,666,333
				11,106,773

Warrants
	December 15, 2008	$1.59	1,000,000
	February 14, 2009	$1.59	500,000
				1,500,000

1.15.3	Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and

CONTINENTAL MINERALS CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

1.15.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended June 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.